Overseas Regulatory Announcement


NEWS
RELEASE


SEC MAIL PROCESSING SECTION
RECEIVED
SEP 0 5 2006
WASH. D.C.
203


FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
(Incorporated in Bermuda with limited liability)

GROUP CORPORATE COMMUNICATIONS

24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http://www.firstpacco.com


06016605

SUPPL

Wednesday, 23 August 2006

METRO PACIFIC ANNOUNCES FIRST HALF 2006 RESULTS;
MPIC RELEASES PRO FORMA FIRST HALF 2006 RESULTS;
REORGANIZATION AND RECAPITALIZATION PROGRAM ON TRACK

The attached press release was released today in Manila by Metro Pacific Corporation, in which the First Pacific Group holds an economic interest of 76.1 per cent.

Metro Pacific Corporation is a Manila, Philippines-based holding company listed on the Philippine Stock Exchange. It is currently undergoing a program of reorganization and recapitalization which is expected to complete by 2006. Further information on Metro Pacific can be found at www.metropacific.com.

* * *

For details, please contact:

David C. Nugent Tel: 632-888-0888 / 29
VP, Media & Corporate Communications
Metro Pacific Corporation

dw 9/7


METRO
PACIFIC
thinking ahead

FOR IMMEDIATE RELEASE

METRO PACIFIC ANNOUNCES FIRST HALF 2006 RESULTS; MPIC RELEASES PRO FORMA FIRST HALF 2006 RESULTS; REORGANIZATION AND RECAPITALIZATION PROGRAM ON TRACK

MANILA, PHILIPPINES, 23rd August 2006 – Metro Pacific Corporation ("Metro Pacific") (PSE: MPC) today reported a net loss of Pesos 456.6 million, principally due to non-recurring provisions made in view of the adverse short-term outlook for the Philippine domestic shipping industry and in respect of a particular real estate investment whose prospects are uncertain.

This announcement includes the performance of Landco Pacific Corporation ("Landco") until 30th April 2006, when Metro Pacific's entire shareholding in Landco was sold to Metro Pacific Investments Corporation ("MPIC"). Hence, a discussion of MPIC's pro forma first half 2006 results are also included as the migration of Metro Pacific's business interests to MPIC progresses.

Non-recurring Items

A provision of Pesos 139 million was made against an unprofitable Negros Navigation Company ("Nenaco") vessel. Given the present over capacity in the domestic shipping industry and the continued rise in fuel costs, Metro Pacific is reviewing a number of strategic options with respect to its investment in Nenaco. The second provision, for Pesos 258.5 million, was made against an affiliated real estate investment, a company engaged in real estate development in San Juan, Batangas. Metro Pacific believes that while this investment's long-term prospects are sound, its near-term outlook is challenging.

Reorganization And Recapitalization Plan On Track; MPIC Preparing Tender for Metro Pacific Shares

Under the reorganization and recapitalization plan announced last 27th March 2006, MPIC intends to make a tender offer to the existing minority shareholders of Metro Pacific, to enable those shareholders to migrate to the new and debt-free MPIC. As a result of the provisioning undertaken by Metro Pacific today, Metro Pacific's parent company Net Asset Value is expected to stand at approximately Pesos 238.2 million, or 25 centavos per share, on a post-consolidation basis of the 1 for 20 Metro Pacific share consolidation. It is thus anticipated that the forthcoming tender by MPIC to the minority shareholders of Metro Pacific will be effected via an exchange ratio of 1 new MPIC share for every 4 Metro Pacific shares outstanding. In addition, it is

anticipated that under the same offer MPIC will offer 3 warrants for every 4 Metro Pacific shares tendered by the minority shareholders. Each warrant will entitle the shareholder to subscribe for its equivalent of 1 common share of MPIC at par value. Detailed terms and conditions for the tender will be announced by MPIC within the next month.

2006 Consolidated First Half Results for Metro Pacific

Metro Pacific reported consolidated lower revenues of Pesos 1.35 billion for the first six months of 2006, resulting from lower revenues at Nenaco for six months and reflecting the operations of Landco only until 30th April 2006. Consolidated revenues compare with the Pesos 1.69 billion revenues reported for the same period in 2005. Consolidated operating expenses stood at Pesos 192.7 million for the period, a decrease from the Pesos 223.5 million reported last year, due to reduced operating costs at Nenaco. Financing charges were reported at Pesos 117.2 million for the first half of 2006, compared with Pesos 108.7 million for the same period in 2005, due to increased interest charges incurred by Nenaco.

2006 Pro Forma First Half Results for MPIC

MPIC's pro forma first half results differ from Metro Pacific's in that it reflects the full six-month results for Landco. As of 30th June 2006 MPIC reported a pro-forma net loss of Pesos 445.9 million for the first six months of 2006, attributable to a provision made against an unprofitable Nenaco vessel and affiliated real estate investment. MPIC reported pro forma consolidated revenues of Pesos 1.66 billion for the period, reflecting reduced Nenaco revenues. Pro forma operating expenses stood at Pesos 333.4 million as Landco accelerated pre-development activities for various new and expansion projects. Pro forma financing charges of Pesos 103.5 million were reported for the first six months of 2006.

Comments

"Our results today reflect our resolve in making the hard choices required to complete Metro Pacific's workout and which will enable the new and debt-free MPIC to emerge with a strong financial foundation. We are appreciative of the sacrifices that our shareholders have undertaken along this journey, and thank them for their continued faith and loyalty," said Jose Ma. K. Lim, Metro Pacific President and CEO.

--- End ---

For details, please contact:

David C. Nugent - +632-888-0888/29
VP, Media & Corporate Communications

METRO PACIFIC CORPORATION
CONSOLIDATED STATEMENTS OF INCOME / (LOSS)
(Unaudited)

For the periods ended 30 June (In thousand pesos)	**2006**	**2005**
Revenues	1,351,718	1,694,821
Cost of sales	(1,203,611)	(1,413,919)
Gross Profit	148,107	280,902
Operating expenses	(192,730)	(223,452)
Equity in net profits of affiliated companies	4,343	4,888
Financing charges, net	(117,172)	(108,691)
Other (expense) / income, net	(330,329)	176,795
(Loss) / income before taxation	(487,781)	130,442
Taxation	1,124	(4,419)
Net (loss) / income for the period	(486,657)	126,023
Attributable to:		
Equity holders of the parent	**(456,568)**	**90,888**
Outside interests	(30,089)	35,135
	(486,657)	126,023
Basic (loss) / earning per share (in centavos)	(2.43)	0.41
Basic weighted average number of common shares in issue (in thousands)	18,753,473	18,603,473

METRO PACIFIC INVESTMENT CORPORATION
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME / (LOSS)
(Unaudited)

For the periods ended 30 June (In thousand pesos)	2006	2005
Revenues	1,656,236	1,694,821
Cost of sales	(1,296,377)	(1,413,919)
Gross Profit	359,859	280,902
Operating expenses	(333,441)	(223,452)
Equity in net profits of affiliated companies	7,537	4,888
Financing charges, net	(103,525)	(108,691)
Other (expense) / income, net	(345,456)	176,795
(Loss) / income before taxation	(415,026)	130,442
Taxation	(22,380)	(4,419)
Net (loss) / income for the period	(437,406)	126,023
Attributable to:		
Equity holders of the parent	**(445,863)**	**90,888**
Outside interests	8,457	35,135
	(437,406)	126,023

METRO PACIFIC CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)

As at (In thousand pesos)	30 June 2006	31 December 2005
ASSETS		
Current assets		
Cash and cash equivalents	42,736	239,239
Receivables - net	370,184	1,222,231
Real estate for sale - net	557,658	1,567,057
Due from related parties - net	306,954	222,657
Available-for-sale financial assets	403,001	637,544
Non-current assets held for sale	123,249	151,507
Prepayments and other current assets - net	245,436	265,495
Total Current Assets	2,049,218	4,305,730
Noncurrent Assets		
Investments in associates - at equity	40,765	760,382
Available-for-sale financial assets	1,345	210,120
Property and equipment - net	1,363,952	1,790,573
Long-term receivables - net of current portion	-	514,595
Deferred tax assets	3,612	152,847
Other noncurrent assets	96,846	333,338
Total Noncurrent Assets	1,506,520	3,761,855
TOTAL ASSETS	3,555,738	8,067,585

LIABILITIES AND EQUITY		
Current liabilities		
Loans payable	453,593	718,054
Trade payable	207,892	609,682
Accrued expenses and other current liabililities	692,453	1,587,190
Income tax payable	1,846	32,758
Due to related parties	76,453	1,060,308
Provisions	382,878	631,398
Current portion of long-term debts	161,837	282,268
Current portion of other long-term liabilites and provisions	57,653	151,061
Total Current Liabilities	2,034,605	5,072,719
Noncurrent Liabilities		
Provisions	-	-
Deferred tax liabilities	282,374	364,913
Due to a related party	15,833	17,083
Long-term debts - net of current portion	1,169,113	1,394,275
Other long-term liabilities - net of current portion	9,632	351,045
Total Noncurrent Liabilities	1,476,952	2,127,316
Total Liabilities	3,511,557	7,200,035
Total Equity		
Share capital	19,055,974	19,055,974
Additional paid-in capital	9,690,385	9,690,384
Change in fair value of available-for-sale financial assets	380	21,153
Other reserve	188,312	-
Treasury stock	(1,033,000)	(1,033,000)
Deficit	(27,938,780)	(27,482,212)
(Deficit) / equity attributable to equity holders of the parent	(36,729)	252,299
Outside interests	80,910	615,251
Total Equity	44,181	867,550
TOTAL LIABILITIES AND EQUITY	3,555,738	8,067,585

METRO PACIFIC INVESTMENTS CORPORATION
PRO FORMA CONSOLIDATED BALANCE SHEETS
(Unaudited)

As at (In thousand pesos)	30 June 2006	31 December 2005
ASSETS		
Current assets		
Cash and cash equivalents	251,306	239,239
Receivables - net	987,384	1,222,231
Real estate for sale - net	1,540,227	1,567,057
Due from related parties - net	249,360	222,657
Available-for-sale financial assets	403,001	637,544
Non-current assets held for sale	123,249	151,507
Prepayments and other current assets - net	368,774	265,495
Total Current Assets	3,923,301	4,305,730
Noncurrent Assets		
Investments in associates - at equity	451,995	760,382
Available-for-sale financial assets	193,131	210,120
Property and equipment - net	1,697,364	1,790,573
Long-term receivables - net of current portion	615,313	514,595
Deferred tax assets	147,542	152,847
Other noncurrent assets	149,677	333,338
Total Noncurrent Assets	3,255,022	3,761,855
TOTAL ASSETS	7,178,323	8,067,585

LIABILITIES AND EQUITY		
Current liabilities		
Loans payable	615,583	718,054
Trade payable	473,420	609,682
Accrued expenses and other current liabililities	1,471,906	1,587,190
Income tax payable	9,497	32,758
Due to related parties	136,436	1,060,308
Provisions	382,878	631,398
Current portion of long-term debts	271,914	282,268
Current portion of other long-term liabilites and provisions	180,273	151,061
Total Current Liabilities	3,541,907	5,072,719
Noncurrent Liabilities		
Provisions	-	-
Deferred tax liabilities	411,678	364,913
Due to a related party	15,833	17,083
Long-term debts - net of current portion	1,345,315	1,394,275
Other long-term liabilities - net of current portion	359,292	351,045
Total Noncurrent Liabilities	2,132,118	2,127,316
Total Liabilities	5,674,025	7,200,035
Total Equity		
Equity attributable to equity holders of the parent	601,850	252,299
Outside interests	902,448	615,251
Total Equity	1,504,298	867,550
TOTAL LIABILITIES AND EQUITY	7,178,323	8,067,585

(82-836)

First Pacific Company Limited
Overseas Regulatory Announcement
23 August 2006


Indofood
THE SYMBOL OF QUALITY FOODS

Press Release

INDOFOOD ANNOUNCES PLANS FOR REVERSE TAKEOVER

Jakarta, Indonesia – 23 August, 2006. PT Indofood Sukses Makmur Tbk ("**Indofood**") - JSX :INDF - today announced the proposed listing of its oil palm plantations and edible oils and fats ("**EOF**") businesses through reverse takeover ("**RTO**") of ISG Asia Limited ("**ISG**") (formerly known as CityAxis Holdings Limited), listed on the Singapore Exchange Securities Trading Limited ("**SGX-ST**") Dealing and Automated Quotation System ("**SGX-SESDAQ**").

Said Mr. Thomas Tjhie, Director of Indofood : "The entry of our subsidiary into the international capital market will widen the group's investor base and enable us to tap offshore funds to support the business expansion. We believe this will enhance our shareholders' value"

In conjunction with the RTO, Indofood will incorporate Singapore subsidiaries to consolidate its EOF businesses.

As of end of June 2006, Indofood owns plantation land bank of approximately 138,000 hectares, of which approximately 63,000 hectares are planted with oil palm and approximately 5,000 hectares with rubber. On 16 August 2006, Indofood announced that its subsidiary (SIMP) had entered into a conditional agreement to acquire a 60% interest in several plantation companies, which upon completion will increase its plantation land bank by approximately 85,500 hectares.

The conditional sale and purchase agreement ("**Injection Agreement**") was signed today between Indofood and ISG. The consideration for the Proposed Acquisition is valued at approximately S$392.7 million. In return, Indofood through its Singapore subsidiary ("**Singco 1**") will receive 9.982 billion new ISG shares at an issue price of S$0.03934 per share.

On 11 July 2006, ISG had announced its entry into a conditional agreement to dispose substantially all of its existing businesses of providing project management, facilities management, engineering and fitting out works and interior design services ("**Announced Disposal**").


Indofood
THE SYMBOL OF QUALITY FOODS

The completion of the Proposed Acquisition is conditional upon, *inter alia*, the completion of the Announced Disposal without any selective capital reduction by ISG, the disposal of ISG's remaining businesses (collectively, the **"Disposals"**) as well as a cash distribution by ISG to its shareholders by way of a dividend and/or capital reduction ("**Cash Distribution**").

Following the Disposals and the Cash Distribution, ISG's net tangible assets immediately prior to the completion of the Proposed Acquisition is expected to comprise cash of not less than S$5 million.

In conjunction with the Proposed Acquisition, ISG proposes to consolidate every 10 existing ISG shares into one consolidated share (**"Consolidated Share"**) and apply for a transfer of its listing from the SGX-SESDAQ to the SGX-ST Mainboard, commensurate with its significantly enhanced market capitalisation and scale of business activities.

Upon completion of the acquisition, Singco 1 will become the majority shareholder of ISG, controlling over 98 percent of the enlarged issued share capital of ISG thereby resulting in a change of control. ISG plans to change its name to Indofood Agri Resources Ltd., to reflect its new ownership structure and businesses following the completion of the Proposed Acquisition.

To comply with SGX-ST rules on shareholding spread and distribution requirements and to raise funds for Indofood Agri Resources Ltd., it is intended that the Placement of new and/or existing shares will be carried out to meet such requirements following completion of the Proposed Acquisition.

As a condition of the Injection Agreement, Indofood has undertaken that in the event the price at which the Placement Shares are transferred and/or issued pursuant to the Placement is less than S$0.75 per Placement Share (equivalent to S$0.075 per share before the proposed share consolidation), the registered shareholders of ISG (immediately prior to the injection) will be compensated by Singco 1 in cash equivalent to the difference (if any) between S$0.75 and the Placement price, subject to a maximum compensation of S$0.37 per Consolidated Share held.


Indofood
THE SYMBOL OF QUALITY FOODS

The RTO is subject to the completion of due diligence by both parties and approvals of shareholders of ISG, Indofood and its parent company, First Pacific Company Limited (HKEx : 00142) as well as regulatory authorities in Indonesia, Singapore and Hong Kong.

PT INDOFOOD SUKSES MAKMUR Tbk
BOARD OF DIRECTORS

Publication: South China Morning Post **Date:** 24 August 2006
Page: Classified 15 **Where Published:** Hong Kong

FPC Exemption No. (82-836)

BEST AVAILABLE COPY


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

CONNECTED TRANSACTION

The Board is pleased to announce that on 16th August 2006, PT Salim Ivomas Pratama, a 84% owned subsidiary of Indofood, as Purchaser, entered into a conditional sale and purchase agreement with Rascal Holdings Limited as Vendor, in relation to the purchase by the Purchaser, and the sale by the Vendor, of the Sale Shares, representing a 60% shareholding interest in the Plantation Companies. Indofood in turn is a 51.5% owned subsidiary of the Company. The Purchase Consideration of IDR125 billion (equivalent to approximately US$13.7 million and HK$107.1 million) will be satisfied in cash from the internal resources of the Indofood Group.

Completion of the Agreement and the Acquisition, is conditional upon various conditions precedent, details of which are set out in the paragraph headed "**Acquisition**" of this announcement.

The Vendor is indirectly and beneficially wholly-owned by Mr. Salim, the controlling shareholder, a Director and the Chairman of the Company. Accordingly, the Vendor constitutes an associate of a connected person. Under Rule 14A.13(1)(a) of the Listing Rules, the Acquisition would constitute a connected transaction for the Company.

Each of the applicable percentage ratios (as defined in the Listing Rules) in respect of the Purchase Consideration is more than 0.1% but less than 2.5%. Accordingly, the Agreement is subject to the disclosure and reporting requirements under Rule 14A.32 of the Listing Rules but no shareholders' approval is required under the Listing Rules.

Details of the Agreement will be included in the published annual reports of the Company for the financial year ending 31st December, 2006 in accordance with Rule 14A.45 of the Listing Rules.

ACQUISITION

The Board is pleased to announce that on 16th August 2006, the Purchaser entered into the Agreement with the Vendor for the purchase by the Purchaser, and the sale by the Vendor, of the Sale Shares. The Purchase Consideration of IDR125 billion (equivalent to approximately US$13.7 million and HK$107.1 million) is subject to a share valuation report to be issued by an independent valuer appointed by the Purchaser as to a range of the fair value of the Sale Shares as soon as practicable. In the event that the Purchase Consideration is more or less than the range of values provided by such independent valuer, either of the Purchaser or the Vendor (as the case may be) would re-negotiate the Purchase Consideration to reflect such valuation and amend the Agreement accordingly. The Purchase Consideration was arrived at after arms length negotiations between parties on normal commercial terms and with reference to the Purchaser's analysis and estimate of the prevailing market conditions and market values and production capacity of the plantations land owned by the Plantation Companies.

The Purchase Consideration will be satisfied in cash from internal resources of the Indofood Group.

Completion of the Agreement and the Acquisition, is conditional upon the following:

1. the independent shareholders of Indofood has approved the Acquisition in accordance with relevant and applicable regulations in Indonesia;
2. relevant regulatory and/or governmental approval has been obtained;
3. all necessary approvals from creditors of the Plantation Companies regarding the Acquisition (if any) have been obtained;
4. relevant resolutions of the board of directors and the shareholders of the Vendor have been passed;
5. the completion of a legal, financial and operational due diligence review in connection with the business activities of the Plantation Companies;
6. no court or other governmental body shall have issued an order which shall then be in effect restraining or prohibiting the completion of the Acquisition;
7. each of the representations and warranties of the Vendor under this Agreement must be accurate in all material respects as of the Completion Date; and
8. all material governmental and third party approvals and consents necessary for the consummation of the Acquisition under this Agreement shall have been received

3. PT Mega Citra Perdana is a limited liability company incorporated in Indonesia which owns indirectly 36,041 hectares of plantation land, located in East Kalimantan, Indonesia.

As at the date of this announcement, the plantation land owned by the Plantation Companies is anticipated to be utilised for oil palm plantation. The Plantation Companies incurred net losses before taxation and extraordinary items in the amounts of approximately IDR69.1 million (equivalent to approximately US$7,600 and HK$59,000) and IDR1.4 billion (equivalent to approximately US$154,000 and HK$1.2 million) for the financial years ended 31st December 2004 and 2005 immediately preceding the date of this announcement. The Plantation Companies incurred net losses after taxation and extraordinary items in the amounts of approximately IDR48.4 million (equivalent to approximately US$5,300 and HK$41,500) and IDR1.1 billion (equivalent to approximately US$121,000 and HK$943,000) for the financial years ended 31st December 2004 and 2005 immediately preceding the date of this announcement. The plantation land owned by the Plantation Companies is in the initial stages of development and therefore no revenue has been generated by the Plantation Companies as at 30th June, 2006. Such losses were incurred as a result of administrative costs. The book value attributable to the Sale Shares as at 31st December 2005 is IDR52.4 billion (equivalent to approximately US$5.8 million and HK$44.9 million). The total cost of investment of the Sale Shares as at 30th June 2006 is IDR 99.2 billion (equivalent to approximately US$10.9 million and HK$85.1 million).

DEFINITIONS

"Acquisition"	the proposed acquisition of the Sale Shares by the Purchaser from the Vendor pursuant to the terms of the Agreement;
"Agreement"	a conditional sale and purchase agreement dated 16th August 2006 entered into by the Purchaser with the Vendor for the purchase by the Purchaser from the Vendor of the Sale Shares;
"associate"	has the meaning ascribed thereto under the Listing Rules;
"Board"	board of directors;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability and having its shares

Subject to applicable law and regulation, the Purchaser may at any time, in its sole and absolute discretion, waive (in whole or part) the conditions above.

Completion of the Acquisition is intended, unless otherwise agreed to by the parties, to take place on or prior to 31st December 2006.

LISTING RULES IMPLICATIONS OF THE ACQUISITION

The Vendor is a company incorporated in the British Virgin Islands and indirectly and beneficially wholly-owned by Mr. Salim, the controlling shareholder, a Director and the Chairman of the Company. Accordingly, the Vendor constitutes an associate of a connected person. Under Rule 14A.13(1)(a) of the Listing Rules, the Acquisition would constitute a connected transaction for the Company.

Each of the applicable percentage ratios (as defined in the Listing Rules) in respect of the Purchase Consideration is more than 0.1% but less than 2.5%. Accordingly, the Agreement is subject to the disclosure and reporting requirements under Rule 14A.32 of the Listing Rules but no shareholders' approval is required under the Listing Rules.

Details of the Agreement will be included in the published annual reports of the Company for the financial year ending 31st December, 2006 in accordance with Rule 14A.45 of the Listing Rules.

In the event of any changes in the Purchase Consideration which would trigger the requirements under Chapter 14 of the Listing Rules, the Company will comply with all applicable requirements set out thereunder as necessary and appropriate at the relevant time.

RATIONALE FOR THE ACQUISITION

The Indofood Group is a major producer of edible oils and fats with a stable of widely accepted and recognised brands. Its business in this regard is vertically integrated with an operation which includes oil palm seed breeding, cultivation of oil palm, production and refining of oils, marketing of end products and brand management. The Acquisition is intended to supplement the existing plantation assets of the Indofood Group in line with Indofood's long term strategy to expand its oil palm plantation to strengthen its edible oils and fats strategic business. The Acquisition will enable Indofood to enhance its competitive advantage in the industry and increase its revenue growth.

DIRECTORS' OPINION

The Board (including the independent non-executive directors of the Company) consider that the Agreement has been entered into on normal commercial terms, that such terms are fair and reasonable and that they are in the best interest of the Company and its shareholders as a whole so long as the conditions precedent to the Agreement (including the provision of the share valuation report) shall have been satisfied.

INFORMATION IN RESPECT OF THE COMPANY AND INDOFOOD

The Company is a Hong Kong based investment and management company with operations located in Southeast Asia. The Company's principal business interests relate to telecommunications and consumer food products.

Indofood is the premier processed-foods group in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya stock exchanges. Through its four major business units, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Food Seasonings, Snack Foods, and Nutrition and Special Foods), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

INFORMATION IN RESPECT OF THE VENDOR

The Vendor is a company incorporated in the British Virgin Islands and indirectly and beneficially owned by Mr. Salim. Its principal business activity is investment holding.

INFORMATION IN RESPECT OF THE PLANTATIONS COMPANIES

The Plantation Companies comprise of the following:

1. PT Swadaya Bhakti Negaramas is a limited liability company incorporated in Indonesia which owns 14,000 hectares of plantation land, located in South Sumatra, Indonesia;

2. PT Mentari Subur Abadi is a limited liability company incorporated in Indonesia which owns, directly or indirectly, 19,000 hectares of plantation land, located in South Sumatra, Indonesia and 16,500 hectares of plantation land, located in Central Kalimantan, Indonesia; and

"Completion Date"	the date of completion of the Acquisition in accordance with the terms of the Agreement;
"Director(s)"	the director(s) of the Company;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"IDR"	Indonesian Rupiah, the lawful currency of Indonesia;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia with limited liability whose shares are traded on the Jakarta and Surabaya stock exchanges and a 51.5 per cent. owned subsidiary of the Company;
"Indofood Group"	Indofood and its subsidiaries from time to time;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Mr. Salim"	Mr. Anthoni Salim, the controlling shareholder, a Director and the Chairman of the Company;
"Plantations Companies"	PT Swadaya Bhakti Negaramas, PT Mentari Subur Abadi and PT Mega Citra Perdana, all of which are limited liability companies incorporated in Indonesia and 60% owned subsidiaries of the Vendor as at the date of this announcement;
"Purchase Consideration"	the consideration in the amount of IDR125 billion (equivalent to approximately US$13.7 million and HK$107.1 million) payable by the Purchaser to the Vendor in cash for the Acquisition pursuant to the Agreement;
"Purchaser"	PT Salim Ivomas Pratama, a company incorporated in Indonesia and a 84% owned subsidiary of Indofood as at the date of this announcement;
"Sale Shares"	60% of the entire issued share capital of each of the Plantation Companies with IDR 1,000,000 each in the capital of each of the Plantation Companies;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"US$"	United States dollars, the lawful currency of the United States of America; and
"Vendor"	Rascal Holdings Limited, a limited liability company incorporated in the British Virgin Islands and indirectly and beneficially wholly-owned by Mr. Salim as at the date of this announcement, and therefore an associate of Mr. Salim.

In this announcement, translations of quoted currency values are made on an approximate basis and at the rate of HK$7.80 = US$1.00 = IDR9,100. Percentages and figures expressed in millions have been rounded.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 23rd August 2006

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, *Chairman*	Tedy Djuhar
Manuel V. Pangilinan, *Managing Director and CEO*	Sutanto Djuhar
Edward A. Tortorici	Ibrahim Risjad
Robert C. Nicholson	Benny S. Santoso
Ambassador Albert F. del Rosario	Graham L. Pickles*
Edward K.Y. Chen*, *GBS, CBE, JP*	David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*